NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Pilgrim’s Pride Corporation

Name of person relying on exemption:

The New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Text of April 21, 2026 email sent by Sherman Jewett, Corporate Governance Officer, New York State Common Retirement Fund

Pilgrim’s Pride Corporation

VOTE FOR Proposal No. 6

Stockholder Proposal to Provide a Political Spending Disclosure Report

Filed by the New York State Common Retirement Fund

Annual Meeting: April 29, 2026

The New York State Common Retirement Fund urges Pilgrim’s Pride Corporation (Pilgrim’s Pride or the Company) shareholders to vote “FOR” Proposal 6 on the proxy, Stockholder Proposal to Provide a Political Spending Disclosure Report.

Corporate political spending, conducted without adequate transparency or board oversight, exposes companies to material regulatory, legal, and reputational risk.

Support “FOR” Proposal 6 Is Warranted Because:

Past conduct by board members Joesley Batista and Wesley Batista shows the need for disclosure and robust governance around political spending.

No discussion of political spending governance at Pilgrim’s Pride can ignore the conduct of two of Pilgrim’s Pride’s board members, Joesley Batista and Wesley Batista (collectively, the Batistas), who, through their stake in JBS S.A., control approximately 82% of the Company’s outstanding common stock and serve on its Board of Directors. This includes:

•	Entering into a 2020 consent decree for violations of the Foreign Corrupt Practices Act (FCPA) that the SEC described as, “[E]ngaging in bribery to finance their expansion into the U.S. markets and then continuing to engage in bribery while occupying senior board positions at Pilgrim’s reflects a profound failure to exercise good corporate governance.”

•	Serving prison sentences for a massive, multi-year bribery scheme, that included admitting to bribing meat inspectors, making illegal campaign contributions to more than 1,800 government officials, and corruptly obtaining approximately $1.3 billion in loans from Brazilian state-owned banks and pension funds.

•	Using Pilgrim’s Pride funds to pay bribes. According to the SEC order: “Unbeknownst to Pilgrims’ management, some of the funds used to pay bribes at the Minister’s direction came from JBS operating accounts that contained certain funds that were commingled with funds indirectly transferred to JBS by Pilgrims. Pilgrim’s books did not reflect this.”

•	Concealing their conduct from Pilgrim’s auditors. According to the SEC, Wesley Batista specifically “failed to disclose his knowledge of any bribes paid when inquiries were made about the FCPA by Pilgrims’ independent public accountants.” Despite signing codes of conduct prohibiting bribery, the Batistas received no anti-corruption or ethics training. Moreover, Pilgrim’s Pride did not implement a formal anti-bribery compliance program until years after the acquisition.

Despite this record, the Batistas rejoined Pilgrim’s Board of Directors in February 2024.

The actions by the Batistas show a prior history of using corporate funds for undisclosed political payments. This is precisely why Pilgrim’s Pride must institute robust, board-level controls and public disclosure of all political spending. Shareholders currently have no transparency around whether political spending is being made in their interests or in compliance with law.

Pilgrim’s Pride’s opaque political spending may exacerbate regulatory, legal, and reputational risks.

Pilgrim’s Pride was the largest single contributor to a committee funding the January 2025 presidential inauguration, expending $5 million in corporate funds.

At the time of the inaugural donation, Pilgrim’s Pride and its parent company were subjects of multiple active federal investigations. The inaugural donation was followed by the SEC’s approval of a long-sought NYSE dual listing for JBS, and a USDA waiver of certain workplace safety requirements that benefited Pilgrim’s.

The risks of Pilgrim’s Pride’s substantial political contributions were highlighted for shareholders in November 2025, when a presidential social media post announced a DOJ investigation into “Majority Foreign Owned Meat Packers”—specifically naming parent company JBS for alleged price fixing and collusion, less than a year after the company donated to the inaugural fund.

In this environment, undisclosed political spending creates compounding risk: the potential that the Company’s political activity will itself become a subject of future regulatory scrutiny, particularly when that activity involves the controlling shareholders of a company already under active federal investigation.

Pilgrim’s Pride does not disclose its political spending, exacerbating its regulatory, legal, and reputational risks.

Pilgrim’s Pride does not publicly disclose the specifics of its political spending as requested by this proposal, neither a report aggregating direct spending or any disclosure of indirect “dark money” spending “Dark money” in particular has been the subject of regulatory and public scrutiny in recent years, and Pilgrim’s Pride’s refusal to disclose leaves shareholders blind to the company’s potentially riskiest political spending.

In fact, in May 2025, U.S. Senator Elizabeth Warren sent a letter to the company raising concerns about its political contributions. Senator Warren wrote, “Your large donations and direct stake in federal policies and enforcement actions, and the Trump Administration’s series of actions that benefit your companies, raise serious concerns about a potential quid-pro-quo arrangement.”

The risks of corporate political spending are especially serious when giving is to trade associations, Super PACs, 527 committees, and “social welfare” organizations — groups that routinely pass money to or spend on behalf of candidates and political causes that a company might not otherwise wish to support.

When the Conference Board released its 2021 “Under a Microscope” report it detailed these risks, and recommended the process suggested in this proposal. The organization also said, “a new era of stakeholder scrutiny, social media, and political polarization has propelled corporate political activity — and the risks that come with it — into the spotlight. Political activity can pose increasingly significant risks for companies, including the perception that political contributions — and other forms of activity — are at odds with core company values.”

Disclosure of political spending is a best practice widely adopted by peers of Pilgrim’s Pride.

The Company’s peer competitors including Hormel, Conagra, and Tyson all substantially disclose what this proposal seeks, scoring 98.6%, 97.1%, and 91.4%, respectively in the 2025 Center for Political Accountability-Zicklin Index. The average S&P 500 company score is 60.4%, while Pilgrim’s score is just 4.3%.

Disclosure is a basic governance right. Shareholders have an unambiguous interest in knowing how corporate funds are being used for political purposes, and whether that spending is consistent with the Company’s values, strategic interests, and legal obligations.

Disclosure of political spending does not limit political spending.

In the Citizens United opinion, Supreme Court Justice Kennedy explicitly endorsed disclosure as a proper mitigation of the risks described above, writing, “The First Amendment protects political speech; and disclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way.”

This proposal does not seek to end or curtail the Company’s participation in the political, legislative, or regulatory processes at any level of government. The proposal simply seeks disclosure so that shareholders may determine for themselves whether Pilgrim’s Pride’s political expenditures enhance — or diminish — shareholder value, rather than have the Company determine that the information is not useful to shareholders.

Pilgrim’s Pride’s history demands heightened scrutiny. The documented multi-year scheme to deploy the Company’s corporate funds for undisclosed, illegal contributions to foreign government officials is a serious concern. The risks created by the Company’s lack of transparency and accountability in relation to its political spending can be mitigated in part by the implementation of this reasonable, widely adopted best practice. The New York State Common Retirement Fund urges Pilgrim’s Pride Corporation shareholders to vote for Proposal No. 6.

For questions, please contact Sherman Jewett, Corporate Governance Officer, at the New York State Common Retirement Fund, CorpGov@osc.ny.gov.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.